Exhibit 10.2

EMPLOYMENT AGREEMENT

This EMPLOYMENT AGREEMENT (the “Agreement”) is made and entered into on this 30th day of December, 2010, but effective as of the date set forth herein, by and between ATP Oil & Gas Corporation (the “Company”), and Keith R. Godwin (the “Executive”).

1. Employment.

The Company shall employ Executive, and Executive shall be employed by the Company upon the terms and subject to the conditions set forth in this Agreement.

2. Term of Employment.

The period of Executive’s employment under this Agreement shall commence on December 1, 2010 (“Employment Date”), and shall continue for a period of one year, and shall automatically be renewed for successive one year periods on each anniversary of the Employment Date thereafter, unless Executive’s employment is terminated in accordance with Section 5 below. The period during which Executive is employed hereunder shall be referred to as the “Employment Period.”

3. Duties and Responsibilities.

(a) Executive shall serve as Chief Accounting Officer. In such capacity, Executive shall perform such duties and have the power, authority, and functions commensurate with such position in similarly-sized public companies, and have and possess such other authority and functions consistent with such position as may be assigned to Executive from time to time by the Chief Executive Officer or the Board of Directors (the “Board”) of the Company.

(b) Executive shall devote substantially all of his or her working time, attention and energies to the business of the Company, and its affiliated entities. Executive may make and manage his or her personal investments (provided such investments in other activities do not violate, in any material respect, the provisions of Section 9 of this Agreement), be involved in charitable and professional activities, and, with the prior written consent of the Chief Executive Officer or the Board, serve on boards of other for profit entities, provided such activities do not materially interfere with the performance of his or her duties.

4. Compensation and Benefits.

(a) Base Salary. During the Employment Period, the Company shall pay Executive a base salary equal to the annual rate currently paid or such higher rate as may be determined from time to time by the Chief Executive Officer or the Board (“Base Salary”). Such Base Salary shall be paid in accordance with the Company’s standard payroll practice for its executive officers. Once increased, Base Salary shall not be reduced.

(b) Bonus. Executive will be entitled to participate in the All Employee Bonus and Discretionary Bonus policies of the Company or any successor policies, as determined by the Chief Executive Officer or the Compensation Committee of the Board from time to time. Bonuses will be paid at such time and in such manner as established by the Chief Executive Officer or the Compensation Committee of the Board.

(c) Equity Compensation. Executive shall be eligible to participate in any equity compensation arrangement or plan offered by the Company to senior executives on such terms and conditions as the Chief Executive Officer or the Compensation Committee of the Board shall determine. Nothing herein shall be construed to give Executive any rights to any amount or type of awards, or rights as a shareholder pursuant to any such plan, grant or award except as provided in such award or grant to Executive provided in writing and authorized by the Chief Executive Officer or the Compensation Committee of the Board.

(d) Benefit Plans and Vacation. Subject to the terms of such plans, Executive shall be eligible to participate in or receive benefits under any profit sharing plan, salary deferral plan, medical and dental benefits plan, life insurance plan, short-term and long-term disability plans, or any other health, welfare or fringe benefit plan, generally made available by the Company to similarly-situated executive employees. The Company shall not be obligated to institute, maintain, or refrain from changing, amending, or discontinuing any benefit plan, so long as such changes are similarly applicable to similarly-situated employees generally.

During the Employment Period, Executive shall be entitled to vacation each year in accordance with the Company’s policies in effect from time to time.

(e) Expense Reimbursement. The Company shall promptly reimburse Executive for the ordinary and necessary business expenses incurred by Executive in the performance of the duties hereunder in accordance with the Company’s customary practices applicable to executive officers. The reimbursement of expenses during a year will not affect the expenses eligible for reimbursement in any other year.

(f) Other Perquisites. Executive shall be entitled to perquisites approved by the Chief Executive Officer or the Compensation Committee of the Board, and as they may exist from time to time.

5. Termination of Employment.

Executive’s employment may be terminated during the Employment Period only under the following circumstances:

(a) Death. Executive’s employment hereunder shall terminate upon Executive’s death.

(b) Total Disability. The Company may terminate Executive’s employment hereunder if Executive becomes “Totally Disabled.” For purposes of this Agreement, Executive shall be considered “Totally Disabled” if Executive has been physically or mentally incapacitated so as to render Executive incapable of performing the essential functions of Executive’s employment position and that condition is expected to result in death or to last for a continuous period of at least 12 months. Executive’s receipt of disability benefits under the Company’s long-term disability plan or receipt of Social Security disability benefits shall be deemed conclusive evidence of Total Disability for purpose of this Agreement.

(c) Termination by the Company for Cause. The Company may terminate Executive’s employment hereunder for “Cause” at any time after providing a Notice of Termination for Cause to Executive.

(i) For purposes of this Agreement, the term “Cause” means any of the following: Executive’s (A) continual refusal to perform Executive’s employment duties reasonably requested by the Company after receipt of written notice to Executive of such failure to perform, specifying such failure (other than as a result of Executive’s sickness, illness or injury) and Executive’s failure to cure such nonperformance within ten days of receipt of such written notice; (B) breach of any statutory or common law duty of loyalty to the Company; (C) conviction of, or plea of nolo contendre to, any felony; (D) willful or intentional cause of material injury to the Company, its property, or its assets; (E) material violation or a repeated violation of any legal standards, laws or regulations, or of the Company’s policies or procedures, including but not limited to, the Company’s Code of Business Conduct and Ethics (or any successor policy) then in effect; or (F) breach of any of the covenants set forth in this Agreement.

(ii) For purposes of this Agreement, the phrase “Notice of Termination for Cause” shall mean a written notice that shall indicate the specific termination provision or provisions in Section 5(c)(i) relied upon, and shall set forth in reasonable detail the facts and circumstances which provide the basis for termination for Cause.

(d) Voluntary Termination by Executive. Executive may terminate his or her employment hereunder with or without Good Reason at any time upon written notice to the Company.

(i) A termination for “Good Reason” means a resignation of employment by Executive by written notice (“Notice of Termination for Good Reason”) given to the Company’s Chief Executive Officer within 90 days after the occurrence of the Good Reason event, unless such circumstances are substantially corrected prior to the date of termination specified in the Notice of Termination for Good Reason. For purposes of this Agreement, “Good Reason” shall mean the occurrence or failure to cause the occurrence, as the case may be, without Executive’s express written consent, of any of the following circumstances: (A) the Company either (I) materially diminishes Executive’s core duties or responsibility for those core duties, so as to effectively cause Executive to no longer be performing the duties of his or her position (except in each case in connection with the termination of Executive’s employment for Death, Total Disability, or Cause, or temporarily as a result of Executive’s illness or other absence) or (II) assigns duties to the Executive that are inconsistent in any substantial respect with the position, authority, or responsibilities associated with the office of Chief Accounting Officer for a substantial period of time; (B) in the event of the Company becoming a fifty percent or more subsidiary of any other entity, the Company materially diminishes the duties, authority or responsibilities of the person to whom Executive is required to report; (C) failure to re-elect the Executive to the officer position with the Company specified herein, or removal of the Executive from any of his or her then officer positions; (D) any material breach by the Company of any provision of this Agreement; or (E) failure of any successor to the Company (whether direct or indirect and whether by merger, acquisition, consolidation or otherwise) to assume in a writing delivered to Executive upon the assignee becoming such, the obligations of the Company hereunder, resulting in a material negative change in the employment relationship.

(ii) A “Notice of Termination for Good Reason” shall mean a notice that shall indicate the specific termination provision or provisions relied upon and shall set forth in reasonable detail the facts and circumstances claimed to provide a basis for Termination for Good Reason. The Notice of Termination for Good Reason shall provide for a date of termination not less than 30 nor more than 60 days after the date such Notice of Termination for Good Reason is given, provided that in the case of the events set forth in Sections 5(d)(i)(A) or (B), the date may be 20 days after the giving of such notice.

(e) Termination by the Company without Cause. The Company may terminate Executive’s employment hereunder without Cause at any time upon written notice to Executive.

(f) Effect of Termination. Upon any termination of employment for any reason, Executive shall immediately resign from all Board memberships and other positions with the Company or any of its subsidiaries held by Executive at such time.

6. Compensation Following Termination of Employment.

In the event that Executive’s employment hereunder is terminated in accordance with Section 5 above, Executive shall be entitled to the compensation and benefits provided under this Section 6, in each case subject to adjustment as may be required by Section 21, as applicable to the form of termination:

(a) Termination by Reason of Death. Executive’s employment is terminated by reason of Executive’s death, the Company shall pay the following amounts to Executive’s beneficiary or estate:

(i) Any accrued but unpaid Base Salary for services rendered to the date of death, any accrued but unpaid expenses required to be reimbursed under this Agreement, any vacation accrued to the date of termination, any earned but unpaid bonuses for any prior calendar year, and, to the extent not otherwise previously paid, a pro-rata bonus for the current calendar year to the extent payments are awarded to other senior executives of the Company, payable at the same time as paid to the other senior executives.

(ii) Any benefits accrued through the date of termination to which Executive may be entitled pursuant to the plans, policies and arrangements (including those referred to in Section 4(c) hereof), as determined and paid in accordance with the terms of such plans, policies and arrangements.

(b) Termination by Reason of Total Disability. Executive’s employment is terminated by the Company by reason of Executive’s Total Disability (as determined in accordance with Section 5(b)), the Company shall pay the following amounts to Executive:

(i) Any accrued but unpaid Base Salary for services rendered to the date of termination, any accrued but unpaid expenses required to be reimbursed under this Agreement, any vacation accrued to the date of termination, any earned but unpaid bonuses for any prior calendar year, and, to the extent not otherwise previously paid, a pro-rata bonus for the current calendar year to the extent payments are awarded to other senior executives of the Company, payable at the same time as paid to the other senior executives.

(ii) Any benefits accrued through the date of termination to which Executive may be entitled pursuant to the plans, policies and arrangements (including those referred to in Section 4(c) hereof) shall be determined and paid in accordance with the terms of such plans, policies and arrangements.

(c) Termination for Cause. Executive’s employment is terminated by the Company for Cause, the Company shall pay the following amounts to Executive:

(i) Any accrued but unpaid Base Salary for services rendered to the date of termination, any accrued but unpaid expenses required to be reimbursed under this Agreement, any vacation accrued to the date of termination, and any earned but unpaid bonuses for any prior calendar year.

(ii) Any benefits accrued through the date of termination to which Executive may be entitled pursuant to the plans, policies and arrangements (including those referred to in Section 4(c) hereof up to the date of termination) shall be determined and paid in accordance with the terms of such plans, policies and arrangements.

(d) Voluntary Termination by Executive. Executive voluntarily terminates employment other than for Good Reason, the Company shall pay the following amounts to Executive:

(i) Any accrued but unpaid Base Salary for services rendered to the date of termination, any accrued but unpaid expenses required to be reimbursed under this Agreement, any vacation accrued to the date of termination, and any earned but unpaid bonuses for any prior calendar year.

(ii) Any benefits accrued through the date of termination to which Executive may be entitled pursuant to the plans, policies and arrangements (including those referred to in Section 4(c) hereof up to the date of termination) shall be determined and paid in accordance with the terms of such plans, policies and arrangements.

(e) Termination by the Company Without Cause Outside a Change in Control Period; Termination by Executive for Good Reason Outside a Change in Control Period. If Executive’s employment is terminated by the Company outside a Change in Control Period (as defined in Section 7 below) for reasons other than death, Total Disability or Cause, or Executive terminates his or her employment for Good Reason outside of a Change in Control Period, the Company shall pay the following amounts or provide the following benefits, as applicable, to Executive:

(i) Any accrued but unpaid Base Salary for services rendered to the date of termination, any accrued but unpaid expenses required to be reimbursed under this Agreement, any vacation accrued to the date of termination, and any earned but unpaid bonuses for any prior calendar year.

(ii) Any benefits accrued through the date of termination to which Executive may be entitled pursuant to the plans, policies and arrangements referred to in Section 4(c) hereof shall be determined and paid in accordance with the terms of such plans, policies and arrangements.

(iii) An amount equal to the Base Salary that the Executive would have received if he or she had remained employed by the Company until the end of the term of employment provided in Section 2 above, at the rate in effect as of the date of termination, which shall be paid in a lump-sum on the 60th day after the effective date of Executive’s termination; provided that in the case of termination by Executive for Good Reason, payment of such amount is subject to Executive’s execution of a Release (as defined in Section 7).

(iv) To the extent not otherwise previously paid, a pro-rata bonus for the current calendar year to the extent payments are awarded to other senior executives of the Company, payable at the same time as paid to the other senior executives; provided that in the case of termination by Executive for Good Reason, payment of such amount is subject to Executive’s execution of a Release.

(v) One year of continued medical, dental, life and disability benefits, for the Executive, his spouse and eligible dependents, at the same cost and under the same terms as active employees; provided that in the case of termination by Executive for Good Reason, provision of such benefits is subject to Executive’s execution of a Release and such coverage will begin on the 60th day after the effective date of Executive’s termination. In the event that the Executive’s continued participation in any such plan, program, or arrangement of the Company is prohibited by law or the terms of the plan or contract, the Company will arrange to provide Executive with benefits substantially similar to those which Executive would have been entitled to receive under such plan, program, or arrangement for such period on a basis which provides Executive with no additional after tax cost.

7. Resignation by Executive for Good Reason During a Change in Control Period or Termination by Company Without Cause During a Change in Control Period.

(a) Certain Terminations During a Change in Control Period. Subject to adjustment to the extent required by Section 21, if a Change in Control occurs and (x) Executive terminates his or her employment for Good Reason during a Change in Control Period, or (y) the Company terminates Executive’s employment without Cause (and for reason other than Death or Total Disability) during a Change in Control Period, the Company shall pay the following amounts to Executive:

(i) The payments and benefits provided for in Section 6(e)(i), (ii), (iv) and (v) in the same form as provided for therein.

(ii) An amount equal to 1.5 times the sum of Executive’s Base Salary (as then in effect) plus the amount, if any, paid as a bonus during the 12-month period prior to the date of termination, which shall be paid in a lump sum on the 60th day after the later of the effective date of Executive’s termination or the Change in Control; provided that in the case of termination by Executive for Good Reason, payment of such amount is subject to Executive’s execution of a Release.

(b) Certain Definitions.

(i) For purposes of this Agreement, “Change in Control” means the first to occur on or after the date on which this Agreement is first signed:

(A) any person, as such term is used in Sections 13(d) and 14(d) of the Exchange Act (as defined below) (other than (1) the Company, (2) any trustee or other fiduciary holding securities under an employee benefit plan of the Company, (3) any corporation owned, directly or indirectly, by the shareholders of the Company in substantially the same proportions as their ownership of the common stock of the Company or (4) the officers and directors of the Company collectively), is or becomes the beneficial owner (as defined in Rule 13d-3 under the Exchange Act), directly or indirectly, of securities of the Company (not including the securities beneficially owned by such person or any securities acquired directly from the Company or its affiliates) representing more than 25% of the combined voting power of the Company’s then outstanding voting securities;

(B) during any period of not more than two consecutive years, individuals who at the beginning of such period constitute the Board (such board of directors being referred to herein as the Existing Board), and any new director (other than a director designated by a person who has entered into an agreement with the Company to effect a transaction described in clause (A), (C) or (D) of this Section 7(b)) whose election by the Existing Board or nomination for election by the Company’s shareholders was approved by a vote of at least two-thirds ( 2/3) of the directors then still in office who either were directors at the beginning of the period or whose election or nomination for election was previously so approved (other than approval given in connection with an actual or threatened proxy or election contest), cease for any reason to constitute at least 51% of such Existing Board;

(C) the shareholders of the Company approve a merger or consolidation of the Company with any other corporation, other than (A) a merger or consolidation which would result in the voting securities of the Company outstanding immediately prior thereto continuing to represent (either by remaining outstanding without conversion or by being converted into voting securities of the surviving or parent entity) more than 50% of the combined voting power of the voting securities of the Company or such surviving or parent entity outstanding immediately after such merger or consolidation or (B) a merger or consolidation effected to implement a recapitalization of the Company (or similar transaction) in which no person (as hereinabove defined) acquires more than 25% of the combined voting power of the Company’s then outstanding securities; or

(D) the shareholders of the Company approve a plan of complete liquidation of the Company or an agreement for the sale or disposition by the Company of 50% or more of the Company’s assets (or any transaction having a similar effect).

(ii) For purposes of this Agreement, “Change in Control Period” means the period commencing on the date occurring six months immediately prior to the date on which a Change in Control occurs and ending on the first anniversary of the date on which a Change in Control occurs.

(iii) For purposes of this Agreement, “Exchange Act” means the Securities and Exchange Act of 1934, as amended from time to time;

(iv) For purposes of this Section 7, “Person” shall have the meaning set forth in Section 3(a)(9) of the Exchange Act, as modified and used in Sections 13(d) and 14(d) thereof, except that such term shall not include (1) the Company, (2) a trustee or other fiduciary holding securities under an employee benefit plan of the Company, (3) an employee benefit plan of the Company, (4) an underwriter temporarily holding securities pursuant to an offering of such securities or (5) a corporation owned, directly or indirectly, by the shareholders of the Company in substantially the same proportions as their ownership of shares of Common Stock of the Company.

(v) For purposes of this Agreement, “Release” means that specific document which the Company shall present to Executive for consideration and execution after any termination of employment by Executive for Good Reason, wherein if Executive agrees to such, Executive will irrevocably and unconditionally release and forever discharge the Company, it subsidiaries, affiliates and related parties from any and all causes of action which Executive at that time had or may have had against the Company (excluding any claim for indemnity under this Agreement, any claim under state workers’ compensation or unemployment laws, or any claim under COBRA).

8. No Other Benefits or Compensation. Except as may be provided under this Agreement, or under the terms of any incentive compensation, equity compensation, employee benefit, or fringe benefit plan applicable to Executive at the time of Executive’s termination or resignation, Executive shall have no right to receive any other compensation, or to participate in any other plan, arrangement or benefit, with respect to future periods after such termination or resignation.

9. Covenants.

(a) Company Property. All written materials, records, data, and other documents prepared or possessed by Executive during Executive’s employment with the

Company are the Company’s property. All information, ideas, concepts, improvements, discoveries, and inventions that are conceived, made, developed, or acquired by Executive individually or in conjunction with others during Executive’s employment (whether during business hours and whether on the Company’s premises or otherwise) which relate to the Company’s business, products, or services are the Company’s sole and exclusive property. All memoranda, notes, records, files, correspondence, drawings, manuals, models, specifications, computer programs, maps, and all other documents, data, or materials of any type embodying such information, ideas, concepts, improvements, discoveries, and inventions are the Company’s property. Executive is prohibited from using the Company’s property for any purposes other than the furtherance of its business, absent express written permission approving some other purpose (e.g., charitable). At the termination of Executive’s employment with the Company for any reason, Executive shall return all of the Company’s documents, data, or other Company property to the Company.

(b) Confidential Information; Non-Disclosure. Executive acknowledges that the business of the Company is highly competitive and that the Company and will provide Executive with access to “Confidential Information” relating to the business of the Company and its affiliates. Executive agrees never to use or disclose the Confidential Information in any manner that is not consistent with the Company’s best interest, as set forth in more detail below.

For purposes of this Agreement, “Confidential Information” means and includes the Company’s information (past, current and future) that it uses or will use to conduct its business, that it treats and protects as secret and that cannot be obtained readily by third parties from outside sources, whether or not that information rises to the level of “trade secret” as that terms is defined by Texas law. Confidential Information includes, by way of example and without limitation, the following information: financial information, statistical information, geological information, geophysical information, engineering information, operating information, technical information, title information, facilities and equipment, personnel policies and benefits, management, personnel, data systems, business practices, business plans, quality assessment, identity of investors or limited partners, projects in which Company is currently engaged, or in which it proposes to engage, or the identity of those entities with which it proposes to engage in business or projects or properties of those entities which might form the basis for possible projects with Company based upon Company’s business plan, Company’s business plan or ideas (whether past, current or planned), business forms, forms of contracts, oil and gas reserve information regarding Company, its projects, or associated with possible projects, or entities with which Company may engage in projects, and any other information relating to Company that has been or may hereafter be provided or shown to the Executive by the Company, its employees, officers, directors, agents, advisors, investors, limited partners or other representatives (including current or prospective financing sources) or representatives of such agents and advisors, irrespective of the form of the communication, and also includes all notes, analyses, compilations, studies, summaries or other material prepared by Executive containing or based, in whole or in part, on any information included in the foregoing.

Information need not qualify as a trade secret to be protected as Confidential Information under this Agreement, and the authorized and controlled disclosure of Confidential Information to authorized parties by Company in the pursuit of its business will not cause the information to lose its protected status under this Agreement. Executive acknowledges that this Confidential

Information constitutes a valuable, special, and unique asset used by the Company or its affiliates in their businesses to obtain a competitive advantage over their competitors. Executive further acknowledges that protection of such Confidential Information against unauthorized disclosure and use is of critical importance to the Company and its affiliates in maintaining their competitive position.

Executive will also have access to Confidential Information of third parties, such as actual and potential customers, suppliers, partners, joint venturers, investors, financing sources, and the like, of the Company and its affiliates.

The Company’s willingness to provide Executive with the foregoing Confidential Information is contingent upon Executive’s use of the Confidential Information provided by Company for the exclusive benefit of the Company and upon Executive’s full compliance with the restrictions on Executive’s conduct provided for in this Agreement.

Executive shall never use or disclose the Confidential Information of the Company or its affiliates in any manner that is inconsistent with the Company’s or its affiliates’ best interest. Executive also agrees to preserve and protect the confidentiality of third party Confidential Information to the same extent, and on the same basis, as the Company’s Confidential Information.

(c) Covenant Not To Compete. In consideration of the Company’s promise to give Executive access to its Confidential Information, as well as for any additional lawful consideration as Texas law may from time to time recognize, and to enforce Executive’s promise not to use or disclose such information in a manner inconsistent with the Company’s best interest, Executive agrees to this covenant not to compete. Executive agrees that for a period of one year following the termination of employment for any reason (“Restricted Term”), Executive will not, directly or indirectly, for Executive or for others, (i) engage, either directly or indirectly, as an employee, a partner, agent, manager, officer or director, or by means of any corporate or other device, in the acquisition and development of marginal oil and gas fields in the Gulf of Mexico, the North Sea or any other area where the Company owns a working interest in an oil and gas lease or license (the “Restricted Area”) or (ii) pursue, either directly or indirectly, either for himself/herself or in any capacity for any other person or entity, properties or projects which the Company has evaluated or acquired, unless expressly authorized to do so in writing by the Chief Executive Officer of the Company.

During the Restricted Term, Executive cannot engage in any of the above enumerated prohibited activities by means of telephone, telecommunications, satellite communications, correspondence, or other contact from outside the Restricted Area. Executive further understands that the foregoing restrictions may limit his or her ability to engage in certain businesses during the Restricted Term, but acknowledges that these restrictions are necessary to protect the Confidential Information the Company has provided to Executive.

Executive agrees that this Section does not prevent Executive from using and offering the skills that Executive possessed prior to receiving access to Confidential Information, confidential training, and knowledge from the Company.

(d) Non-Solicitation of Customers. For the Restricted Term, Executive will not, either directly or indirectly, attempt to induce or encourage any customer of the Company or other source of ongoing business, about whom Executive had access to Company Confidential Information, to stop doing business with Company.

(e) Non-Disparagement. Executive covenants and agrees that Executive shall not make any negative written or oral statements (including, without limitation, the repetition or distribution of derogatory rumors, allegations, negative reports or comments) that are damaging to the integrity, reputation or good will of the Company, its management, or of management of corporations affiliated with the Company.

10. Enforcement of Covenants.

(a) Right to Injunction. Executive acknowledges that a breach of the covenants set forth in Section 9 hereof will cause irreparable damage to the Company with respect to which the Company’s remedy at law for damages will be inadequate. Therefore, in the event of breach or anticipatory breach of the covenants set forth in Section 9 by Executive, Executive and the Company agree that the Company shall be entitled to seek the following particular forms of relief, in addition to remedies otherwise available to it at law or equity: (A) injunctions, both preliminary and permanent, enjoining or restraining such breach or anticipatory breach and, to the extent legally permissible, Executive agrees in advance to the immediate issuance of such injunctions without bond by any court of competent jurisdiction; and (B) recovery of all reasonable sums as determined by a court of competent jurisdiction expended and costs, including reasonable attorney’s fees, incurred by the Company to enforce the covenants set forth in Section 9.

(b) Separability of Covenants. The covenants contained in Section 9 constitute a series of separate covenants, one for each applicable State in the United States and the District of Columbia, and one for each applicable foreign country. If in any judicial proceeding, a court shall hold that any of the covenants set forth in Section 9 exceed the time, geographic, or occupational limitations permitted by applicable laws, Executive and the Company agree that such provisions shall and are hereby reformed to the maximum time, geographic, or occupational limitations permitted by such laws. Further, in the event a court shall hold unenforceable any of the separate covenants deemed included herein, then such unenforceable covenant or covenants shall be deemed eliminated from the provisions of this Agreement for the purpose of such proceeding to the extent necessary to permit the remaining separate covenants to be enforced in such proceeding. Executive and the Company further agree that the covenants in Section 9 shall each be construed as a separate agreement independent of any other provisions of this Agreement, and the existence of any claim or cause of action by Executive against the Company whether predicated on this Agreement or otherwise, shall not constitute a defense to the enforcement by the Company of any of the covenants of Section 9.

11. Indemnification.

The Company shall indemnify and hold harmless Executive to the fullest extent permitted by Texas law for any action or inaction of Executive while serving as an officer and director of the Company or, at the Company’s request, as an officer or director of any other entity or as a fiduciary of any benefit plan. This provision includes the obligation and undertaking of the Executive to reimburse the Company for any fees advanced by the Company on behalf of the Executive should it later be determined that Executive was not entitled to have such fees advanced by the Company under Texas law. The Company shall cover the Executive under directors and officers liability insurance both during and, while potential liability exists, after the Employment Period in the same amount and to the same extent as the Company covers its other officers and directors.

12. Arbitration.

Except with respect to issues involving the covenants contained in Section 9 herein, the parties agree that any dispute relating to this Agreement, or to the breach of this Agreement, arising between Executive and the Company, whether or not other parties are involved in such dispute, shall be settled by arbitration in accordance with the Federal Arbitration Act and the commercial arbitration rules of the American Arbitration Association (“AAA”), or any other mutually agreed upon arbitration service. The arbitration proceeding, including the rendering of an award, shall take place in Houston, Texas, and shall be administered by the AAA (or any other mutually agreed upon arbitration service). A single arbitrator shall be jointly selected by the Company and Executive within 30 days of the notice of dispute, or if the parties cannot agree, in accordance with the commercial arbitration rules of the AAA (or any other mutually agreed upon arbitration service). All fees and expenses associated with the arbitration shall be borne equally by Executive and the Company during the arbitration, pending final decision by the arbitrator as to who should bear fees, unless otherwise ordered by the arbitrator. The arbitrator shall not be authorized to create or recognize a cause of action or remedy not recognized by applicable state or federal law. The award of the arbitrator shall be final and binding upon the parties without appeal or review, except as permitted by the arbitration laws of the State of Texas. The award shall be enforceable through a court of law upon motion of either party.

13. Requirement of Timely Payments.

If any amounts which are required, or determined to be paid or payable, or reimbursed or reimbursable, to Executive under this Agreement (or any other plan, agreement, policy or arrangement with the Company) upon termination of employment are not so paid promptly at the times provided herein or therein, such amounts shall accrue interest, compounded daily, at an 8% annual percentage rate, from the date such amounts were required or determined to have been paid or payable, reimbursed or reimbursable to Executive, until such amounts and any interest accrued thereon are finally and fully paid, provided, however, that in no event shall the amount of interest contracted for, charged or received hereunder, exceed the maximum non-usurious amount of interest allowed by applicable law.

14. Withholding of Taxes.

The Company may withhold from any compensation and benefits payable under this Agreement all applicable federal, state, local, or other taxes.

15. Source of Payments.

All payments provided under this Agreement, other than payments made pursuant to a plan which provides otherwise, shall be paid from the general funds of the Company, and no special or separate fund shall be established, and no other segregation of assets made, to assure payment. Executive shall have no right, title or interest whatever in or to any investments which the Company may make to aid the Company in meeting its obligations hereunder. To the extent that any person acquires a right to receive payments from the Company hereunder, such right shall be no greater than the right of an unsecured creditor of the Company.

16. Assignment.

Except as otherwise provided in this Agreement, this Agreement shall inure to the benefit of and be binding upon the parties hereto and their respective heirs, representatives, successors and assigns. This Agreement shall not be assignable by Executive (but any payments due hereunder which would be payable at a time after Executive’s death shall be paid to Executive’s designated beneficiary or, if none, his or her estate) and shall be assignable by the Company only to any financially solvent corporation or other entity resulting from the reorganization, merger or consolidation of the Company with any other corporation or entity or any corporation or entity to or with which the Company’s business or substantially all of its business or assets may be sold, exchanged or transferred, and it must be so assigned by the Company to, and accepted as binding upon it by, such other corporation or entity in connection with any such reorganization, merger, consolidation, sale, exchange or transfer in a writing delivered to Executive in a form reasonably acceptable to Executive (the provisions of this sentence also being applicable to any successive such transaction).

17. Entire Agreement; Amendment.

This Agreement shall supersede any and all existing oral or written agreements, representations, or warranties between Executive and the Company or any of its subsidiaries or affiliated entities relating to the terms of Executive’s employment by the Company. It may not be amended except by a written agreement signed by both parties.

18. Governing Law and Forum Selection.

This Agreement shall be governed by and construed in accordance with the laws of the State of Texas applicable to agreements made and to be performed in that State, without regard to its conflict of laws provisions. Any dispute involving the Company and the Executive, whether or not other parties are involved, and involving in any way this Agreement or the obligations created or recognized by it, shall take place in Harris County, Texas, unless otherwise required by law, whether arbitrable under Section 12 above or excepted from Section 12 above.

19. Notices.

Any notice, consent, request or other communication made or given in connection with this Agreement shall be in writing and shall be deemed to have been duly given when delivered or mailed by registered or certified mail, return receipt requested, or by facsimile or by hand delivery, to those listed below at their following respective addresses or at such other address as each may specify by notice to the others:

To the Company:	ATP Oil & Gas Corporation
4600 Post Oak Place, Suite 100
Houston, Texas 77027
Attention: Corporate Secretary

To Executive:	At the address for Executive set forth in Executive’s Form W-2.

20. Miscellaneous.

(a) Waiver. The failure of a party to insist upon strict adherence to any term of this Agreement on any occasion shall not be considered a waiver thereof or deprive that party of the right thereafter to insist upon strict adherence to that term or any other term of this Agreement.

(b) Separability. Subject to Section 10 hereof, if any term or provision of this Agreement is declared illegal or unenforceable by any court of competent jurisdiction and cannot be modified to be enforceable, such term or provision shall immediately become null and void, leaving the remainder of this Agreement in full force and effect.

(c) Headings. Section headings are used herein for convenience of reference only and shall not affect the meaning of any provision of this Agreement.

(d) Rules of Construction. Whenever the context so requires, the use of the singular shall be deemed to include the plural and vice versa.

(e) Counterparts. This Agreement may be executed in any number of counterparts, each of which so executed shall be deemed to be an original, and such counterparts will together constitute but one Agreement.

21. Severance Benefits.

If any amount payable to the Executive by the Company or any subsidiary or affiliate thereof, whether under this Agreement or otherwise (a “Payment”), is subject to any tax under section 4999 of the Internal Revenue Code of 1986, as amended (the “Code”), or any similar federal or state law (an “Excise Tax”), the Company shall pay to the Executive an additional amount (the “Make Whole Amount”) which is equal to (i) the amount of the Excise Tax, plus (ii) the aggregate amount of any interest, penalties, fines or additions to any tax which are imposed in connection with the imposition of such Excise Tax, plus (iii) all income, excise and other applicable taxes imposed on the Executive under the laws of any Federal, state or local government or taxing authority by reason of the payments required under clause (i) and clause (ii) and this clause (iii).

(a) For purposes of determining the Make Whole Amount, the Executive shall be deemed to be taxed at the highest marginal rate under all applicable local, state, federal and foreign income tax laws for the year in which the Make Whole Amount is paid. The Make Whole Amount payable with respect to an Excise Tax shall be paid by the Company coincident with the Payment with respect to which such Excise Tax relates.

(b) All calculations under this Section 21 shall be made initially by the Company and the Company shall provide prompt written notice thereof to the Executive to enable the Executive to timely file all applicable tax returns. Upon request of the Executive, the Company shall provide the Executive with sufficient tax and compensation data to enable the Executive or his tax advisor to independently make the calculations described in subparagraph (a) above and the Company shall reimburse the Executive for reasonable fees and expenses incurred for any such verification.

(c) If the Executive gives written notice to the Company of any objection to the results of the Company’s calculations within 60 days of the Executive’s receipt of written notice thereof, the dispute shall be referred for determination to tax counsel selected by the independent auditors of the Company (“Tax Counsel”). The Company shall pay all fees and expenses of such Tax Counsel. Pending such determination by Tax Counsel, the Company shall pay the Executive the Make Whole Amount as determined by it in good faith. The Company shall pay the Executive any additional amount determined by Tax Counsel to be due under this Section 21 (together with interest thereon at a rate equal to 120% of the Federal short term rate determined under section 1274(d) of the Code) promptly after such determination.

(d) The determination by Tax Counsel shall be conclusive and binding upon all parties unless the Internal Revenue Service, a court of competent jurisdiction, or such other duly empowered governmental body or agency (a “Tax Authority”) determines that the Executive owes a greater or lesser amount of Excise Tax with respect to any Payment than the amount determined by Tax Counsel.

(e) If a Taxing Authority makes a claim against the Executive which, if successful, would require the Company to make a payment under this Section 21, the Executive agrees to contest the claim on request of the Company subject to the following conditions:

(i) The Executive shall notify the Company of any such claim within 10 days of becoming aware thereof. In the event that the Company desires the claim to be contested, it shall promptly (but in no event more than 30 days after the notice from the Executive or such shorter time as the Taxing Authority may specify for responding to such claim) request the Executive to contest the claim. The Executive shall not make any payment of any tax which is the subject of the claim before the Executive has given the notice or during the 30 day period thereafter unless the Executive receives written instructions from the Company to make such payment together with an advance of funds sufficient to make the requested payment plus any amounts payable under this Section 21 determined as if such advance were an Excise Tax, in which case the Executive will act promptly in accordance with such instructions.

(ii) If the Company so requests, the Executive will contest the claim by either paying the tax claimed and suing for a refund in the appropriate court or contesting the claim in the United States Tax Court or other appropriate court, as directed by the Company; provided, however, that any request by the Company for the Executive to pay the tax shall be accompanied by an advance from the Company to the Executive of funds sufficient to make the requested payment plus any amounts under this Section 21 determined as if such advance were an Excise Tax. If directed by the Company in writing the Executive will take all action necessary to compromise or settle the claim, but in no event will the Executive compromise or settle the claim or cease to contest the claim without the written consent of the Company; provided, however, that the Executive may take any such action if the Executive waives in writing his right to a payment under this Section 21 for any amounts payable in connection with such claim. The Executive agrees to cooperate in good faith with the Company in contesting the claim and to comply with any reasonable request from the Company concerning the contest of the claim, including the pursuit of administrative remedies, the appropriate forum for any judicial proceedings, and the legal basis for contesting the claim. Upon request of the Company, the Executive shall take appropriate appeals of any judgment or decision that would require the Company to make a payment under this Section 21. Provided that the Executive is in compliance with the provisions of this section, the Company shall be liable for and indemnify the Executive against any loss in connection with, and all costs and expenses, including attorneys’ fees, which may be incurred as a result of contesting the claim, and shall provide to the Executive within 30 days after each written request therefor by the Executive cash advances or reimbursement for all such costs and expenses actually incurred or reasonably expected to be incurred by the Executive as a result of contesting the claim.

(f) Should a Tax Authority finally determine that an additional Excise Tax is owed, then the Company shall pay an additional Make Whole Amount to the Executive in a manner consistent with this Section 21 with respect to any additional Excise Tax and any assessed interest, fines, or penalties. If any Excise Tax as calculated by the Company or Tax Counsel, as the case may be, is finally determined by a Tax Authority to exceed the amount required to be paid under applicable law, then the Executive shall repay such excess to the Company within 30 days of such determination; provided that such repayment shall be reduced by the amount of any taxes paid by the Executive on such excess which is not offset by the tax benefit attributable to the repayment.

(g) All Make Whole Payments and reimbursements made pursuant to this Section 21 shall be made as of the date specified herein which in no event will be later than the date determined under Treasury Regulation Section 1.409A-3(i)(v).

22. Compliance with Code Section 409A.

This Agreement is intended to be written, administered, interpreted and construed in a manner such that no payment or benefits provided under the Agreement become subject to (a)

the gross income inclusion set forth within Section 409A(a)(1)(A) of the Code or (b) the interest and additional tax set forth within Section 409A(a)(1)(B) of the Code (collectively, “Section 409A Penalties”), including, where appropriate, the construction of defined terms to have meanings that would not cause the imposition of Section 409A Penalties. The severance payments payable to the Executive pursuant to this Agreement shall be made in reliance upon Treasury Regulation Section 1.409A-1(b)(4) (relating to short-term deferrals) and, to the extent applicable, the exemption in Treasury Regulation Section 1.409A-1(b)(9)(iii). However, to the extent any such payments are treated as “non-qualified deferred compensation” subject to Section 409A of the Code, and if the Executive is deemed at the time of his separation from service to be a “specified employee” for purposes of Section 409A(a)(2)(B)(i) of the Code, then to the extent delayed commencement of any portion of the benefits to which the Executive is entitled under this Agreement is required in order to avoid a prohibited payment under Section 409A(a)(2)(B)(i) of the Code, such portion of the Executive’s termination benefits shall not be provided to the Executive prior to the earlier of (i) the expiration of the six-month period measured from the date of the Executive’s separation from service or (ii) the date of the Executive’s death. Upon the earlier of such dates, all payments deferred pursuant to this Section 22 shall be paid in a lump sum to the Executive. The determination of whether the Executive is a “specified employee” for purposes of Section 409A(a)(2)(B)(i) of the Code as of the time of his Separation from Service shall be made by the Company in accordance with the terms of Section 409A of the Code and applicable guidance thereunder (including without limitation Treasury Regulation Section 1.409A-1(i) and any successor provision thereto). For purposes of Section 409A of the Code (including, without limitation, for purposes of Treasury Regulation Section 1.409A-2(b)(2)(iii)), each payment that the Executive may be eligible to receive under this Agreement shall be treated as a separate and distinct payment and shall not collectively be treated as a single payment. In-kind benefits and reimbursements provided under this Agreement during any tax year of the Executive shall not affect in-kind benefits or reimbursements to be provided in any other tax year of the Executive and are not subject to liquidation or exchange for another benefit. Reimbursement requests must be timely submitted by the Executive and, if timely submitted, reimbursement payments shall be made to the Executive as soon as administratively practicable following such submission in accordance with the Company’s policies regarding reimbursements, but in no event later than the last day of Executive’s taxable year following the taxable year in which the expense was incurred. In no event shall the Executive be entitled to any reimbursement payments after the last day of Executive’s taxable year following the taxable year in which the expense was incurred. This Section 22 shall only apply to in-kind benefits and reimbursements that would result in taxable compensation income to the Executive.

IN WITNESS WHEREOF, this Agreement is EXECUTED as of the date first set forth above and effective as set forth therein.

EXECUTIVE		ATP OIL & GAS CORPORATION

Signature:	/s/ Keith R. Godwin	By:	/s/ Leland E. Tate
Leland E. Tate
President
Printed Name:	Keith R. Godwin